FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes .. . . . . . . No . . .X. . . .

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ABBEY NATIONAL PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS 2 ABOVE ALSO PART OF HOLDING MAY RELATE TO HEDGING ARRANGEMENTS FOR CUSTOMER TRANSACTIONS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AS 2 ABOVE

5. Number of shares / amount of stock acquired

25,259,433

6. Percentage of issued class

1.7%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 10p EACH

10. Date of transaction

29th OCTOBER 2004

11. Date company informed

29th OCTOBER 2004

12. Total holding following this notification

75,016,783

13. Total percentage holding of issued class following this notification

5.06%

14. Any additional information

15. Name of contact and telephone number for queries

KAREN CARSON - 0207 756 4358

16. Name and signature of authorised company official responsible for making this notification

KAREN CARSON

Date of notification

1st NOVEMBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 01st November 2004	By: /s/ Karen Carson
(Authorised Signatory)